Mail Stop 05-07
        December 28, 2004

Via U.S. Mail

Roy G. Warren
Chief Executive Officer
11300 US Highway 1
Suite 202
North Palm Beach, Florida 33408

RE:		Bravo! Foods International Inc.
      Form 10-KSB for fiscal year ended December 31, 2003
		File No. 0-20549



Dear Mr. Warren:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2003

General -

Exhibit 10.8 to the Form 10-K is the Company`s agreement granting SADAFCO Production Rights with respect to certain Company products in territory that includes Syria, a country identified by the U.S. State
Department as a state sponsor of terrorism, and subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control. Please advise us of the materiality to the
Company of the production, distribution and marketing of it products in Syria through SADAFCO, and give us your view as to whether the Production Agreement and SADAFCO`s resultant activities in Syria with respect to the Company`s products constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. You may contact me at
(202)942-
7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Roy G. Warren
Bravo! Foods International Inc.
December 28, 2004
Page 2









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE